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                                                                       Exhibit 2

                          [LOGO OF TANNER & CO., INC.]


July 25, 2000

Board of Directors
Chemfab Corporation
701 Daniel Webster Highway
P.O. Box 1137
Merrimack, New Hampshire 03054

Gentlemen:

   Chemfab Corporation (the "Company"), Norton Company (the "Acquiror"), and PPLC Acquisition Corp., an indirect wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an agreement (the "Merger Agreement") pursuant to which the Acquisition Sub will make a tender offer (the "Offer") for all shares of the Company's common stock, par value $0.10 per share (the "Shares"), at $18.25 per Share, net to the seller in cash. The Merger Agreement also provides that, following a consummation of the Offer, the Company will be merged with the Acquisition Sub in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive the price paid per Share in the Offer in cash. In connection with the Merger Agreement certain shareholders are entering into a Voting Agreement dated July 25, 2000 (the "Voting Agreement") pursuant to which those shareholders have agreed to tender their Shares in the Offer and vote their Shares in favor of the Merger and the Merger Agreement.

   You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Shares in the Offer and the Merger, taken as a whole, is fair to such stockholders from a financial point of view.

   In arriving at the opinion set forth below, we have among other things:

    (i) analyzed certain publicly available financial statements and other information of the Company;

    (ii) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

    (iii) analyzed certain financial projections prepared by the management of the Company;

    (iv) discussed the past and current operations and financial condition and the prospects of the Company with certain senior executives of the Company;

    (v) reviewed the reported prices and trading activity for the Shares;

    (vi) compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other comparable publicly trading companies and their securities;

    (vii) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

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    (viii) reviewed the Merger Agreement, the Voting Agreement and certain other related documents; and

    (ix) performed such other analyses as we deemed appropriate.

   We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us, as of the date hereof.

   We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services.

   It is understood that this letter is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent. This letter does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in the Offer or vote such Shares for the Merger, if applicable.

   Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view.

                                          Very truly yours.

                                          TANNER & CO., INC.

                                                     /s/ Harold Tanner
                                          By: _________________________________
                                                       Harold Tanner


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